SANDSTORM GOLD ROYALTIES TO RELEASE 2018 THIRD QUARTER RESULTS ON NOVEMBER 14

Vancouver, British Columbia — November 7, 2018 Sandstorm Gold Ltd. (“Sandstorm Gold Royalties” or “Sandstorm”) (NYSE American: SAND, TSX: SSL) will release its 2018 third quarter results on Wednesday, November 14, 2018 after markets close.

A conference call will be held on Thursday, November 15, 2018 starting at 8:30am PDT to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 201 389 0899
North American Toll-Free: (+1) 877 407 0312
Conference ID: 13684537
Webcast URL https://bit.ly/2RHxZN4

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CONTACT INFORMATION

Nolan Watson	Kim Forgaard
President & CEO	Investor Relations
604 689 0234	604 628 1164